Snell & Wilmer LLP
600 Anton Bouleveard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	September 20, 2005

Via Federal Express
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010
Attn.: Jeffrey P. Riedler, Assistant Director

RE:	Peregrine Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-128322

Dear Mr. Riedler:

Enclosed please find three (3) copies of the Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 filed September 14, 2005, File Number 333-128322 (the “Registration Statement”). By letter dated September 19, 2005, the Securities and Exchange Commission (the “Commission”) noted the following comment:

1. We note the filing does not include the signature of your principal accounting officer and principal financial officer. Please include these signatures in your amended Form S-3. If Paul J. Lytle serves in these capacities, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.

The Company notes the Commission’s comment and has revised the signature page to properly identify Mr. Lytle as the Company’s principal accounting officer and principal financial officer.

Mr. Jeffrey P. Riedler
September 20, 2005

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ MARK R. ZIEBELL

Mark R. Ziebell

MRZ:rp